SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT  NO.    )

                              Call-Solutions Inc.
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                                (NAME OF ISSUER)

                          Convertible Preferred Stock
                                and Common Stock
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                         (TITLE OF CLASS OF SECURITIES)


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                                 (CUSIP NUMBER)
                              Dr. Talmadge McKinney
                                18930 Greenfield
                            Detroit, Michigan 48235
                                 (313) 272-1960
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 6, 2002
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC  (08-00)
CUSIP  No.

(1)    Names  of  Reporting  Persons
       I.R.S. Identification Nos. of above persons (entities only)

       Dr.  Talmadge  McKinney
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)(x)

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(3)    SEC Use Only

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(4)    Source of Funds (See Instructions)
          PF
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(5)    Check  if  Disclosure  of  Legal  Proceedings  Is Required Pursuant to
       Items  2(d)  or  2(e)
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(6)    Citizenship or Place of Organization

       Detroit,  Michigan
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               (7)   Sole Voting Power
  Number of
                     220,016,667
   Shares      -----------------------------------------------------------------
 Beneficially  (8)   Shared Voting Power
  Owned by
                     0
    Each       -----------------------------------------------------------------
  Reporting
               (9)   Sole Dispositive Power
 Person With         220,016,667
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               (10)  Shared Dispositive Power

                     0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person 1086 shares of
     Convertible Preferred Stock, convertible into 217,200,000 shares of Call-Solutions' common stock, 50 shares of Series B Convertible Preferred Stock, convertible into 1,666,667 shares of Call-Solutions' common stock, and 1,150,000 shares of Call-Solutions' common stock
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(12) Check  if  the  Aggregate  Amount  in  Row  (11)  Excludes  Certain
     Shares  (See  Instructions)

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(13) Percent  of  Class  Represented  by  Amount  in  Row  (11)

     52.27%

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(14) Type  of  Reporting  Person  (See  Instructions)
     IN
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
ITEM  1:  SECURITY  AND  ISSUER

This statement relates to the common stock and preferred stock of Call-Solutions, Inc., a California Corporation. The holders of the preferred stock may vote their shares on an "as if converted" basis. Call-Solutions, Inc. principal office is located at 555 Whitehall Street, Atlanta Georgia, 30303.


ITEM  2:  IDENTITY  AND  BACKGROUND

     (a)  This  statement  is  being  filed  by  Dr.  Talmadge  McKinney.

     (b) Dr. McKinney's business address is 18930 Greenfield Detroit, Michigan 48235

     (c) Dr. McKinney is an orthodontist with his practice and office at 18930 Greenfield Detroit, Michigan.

     (d) During the last five years, Dr. McKinney has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Dr. McKinney was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Talmadge McKinney is a citizen of the United States and resident of Michigan.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Using personal funds, on November 6, 2002, Dr. Talmadge McKinney purchased 984 shares of convertible preferred stock from Payment Solutions, Inc. for $91,000; and 102 shares of convertible preferred stock from Richard Britt for $8,000.00. Through these two purchases Dr. Talmadge McKinney paid $98,000.00 for 1,086 shares of convertible preferred stock that may be converted into 217,200,000 shares of Call-Solutions' common stock. The preferred shares vote on an "as if converted" basis. In January 2002, using personal funds, Dr. Talmadge McKinney purchased 50 shares of series B convertible preferred shares for $50,000 directly from Call-Solutions pursuant to a private placement. The series B convertible preferred shares may be converted into 1,666,666 shares of Call-Solutions' common stock. These preferred shares vote on an "as if converted" basis. From November 14, 2001 to February 13, 2002, Dr. McKinney purchased 1,150,000 shares of Call-Solutions' common stock from the market.

ITEM  4.  PURPOSE  OF  TRANSACTION

     Dr. Talmadge McKinney acquired the stock in the above referenced transactions to acquire Call-Solutions' securities for investment purposes, and to change ownership control of the Call-Solutions, for the purpose of removing its current board of directors and management, and replacing the members of the board and management, with the purpose of developing Call-Solutions' business.

      On October 28, 2002, Dr. McKinney entered into an agreement to purchase 137 shares of Call-Solutions' Preferred Stock from Ms. Teena Martin-Smith. The shares that Dr. McKinney will purchase from Ms. Martin-Smith may convert into 27,400,000 shares of Call-Solutions' common stock. As November 7, 2002, Dr. McKinney has not paid Ms. Martin-Smith for her shares. Once Dr. McKinney purchases those shares he will amend this filing. On October 28, 2002, entered into an agreement to purchase 283 shares of Call-Solutions' Preferred Stock from Mr. Joseph Risk. The shares that Dr. McKinney will purchase from Mr. Risk may convert into 62,800,000 shares of Call-Solutions' common stock. As November 7, 2002, Dr. McKinney has not paid Mr. Risk for his shares. Once Dr. McKinney purchases those shares he will amend this filing. Dr. McKinney is currently reviewing on a continuing basis his investment in Call-Solutions and may, depending upon the evaluation of his financial planning, upon Call-Solutions' business prospects and upon future developments in general business, economic and market conditions, determine to increase or continue to hold or dispose of his position in Call-Solutions.

     Except as set forth in the previous paragraphs, Talmadge McKinney has no immediate plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Call-Solutions, or disposition of securities of Call-Solutions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Call-Solutions or any of its subsidiaries; (c) any material change in the present capitalization or dividend policy of Call-Solutions; (d) any other material change in Call-Solutions, involving its subsidiaries; (e) a sale or transfer of a material amount of assets of Call-Solutions' business or corporate structure;
(f) changes in Call-Solutions' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Call-Solutions by any person; (g) causing a class of securities of the Call-Solutions to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Call-Solutions becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated in (a)-(i) above;

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

        a. According to Call-Solutions, there were 81,495,911 shares of common stock outstanding as of June 30, 2002. On November 5, 2002, Call-Solutions' Board of Directors agreed to issue 1,697 shares of preferred stock with the value of $1,000 per share. The preferred stock is convertible at the rate of $.005 per share and could convert into 339,400,000 shares of common stock. The preferred stock holders can vote their shares as if converted. The aggregate shares that may vote are 420,895,911. Talmadge McKinney owns beneficially 1,150,000 shares of common stock, 50 shares of series B convertible preferred stock, and 1,086 shares of convertible preferred stock. Talmadge McKinney has the right to vote 220,016,667 shares. Talmadge McKinney's shares represent 52.27% of the voting rights for Call-Solutions.

        b. Talmadge McKinney (only with his wife) has the joint power to vote the 1,150,000 shares of common stock, and Talmadge McKinney has the sole power to vote the 1,086 shares of preferred stock or 217,200,000 votes as if converted, and the 50 shares of Series B Convertible Preferred Stock, or 1,666,666 votes, as if converted.

        c. Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to Call-Solutions shares effected during the past sixty days by Talmadge McKinney.

        d.      Not applicable.


        e.      Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On October 28,2002, Payment Solutions, Teena Martin-Smith, Joseph Risk, and Richard Britt executed agreements to sell their preferred shares to Dr. Talmadge McKinney, upon issuance from Call-Solutions. On November 6, 2002, Talmadge McKinney purchased 984 shares of convertible preferred stock from Payment Solutions, Inc. for $91,000; and 102 shares of convertible preferred stock from Richard Britt for $8,000.00. As November 7, 2002, Dr. McKinney has not paid Ms. Martin-Smith for her shares. As November 7, 2002, Dr. McKinney has not paid Mr. Risk for his shares.

     At Dr. Talmadge's request the Board of Directors approved the appointment of Ron Allen and Dr. Bashiruddin Usama to Call-Solutions' board of directors on November 5, 2002.

     Other than described in Item 4 above, to Talmadge McKinney's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in item 2 and between such persons and any persons with respect to any securities of Call-Solutions, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits division of profits or loss, or the giving or withholding of proxies.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

Exhibit 1. The Stock Purchase Agreement dated October 28, 2002 between Talmadge McKinney and Payment Solutions, Inc.

Exhibit 2. The Stock Purchase Agreement dated October 28, 2002, Talmadge McKinney and Teena Martin-Smith.

Exhibit 3. The Stock Purchase Agreement dated October 28, 2002, Talmadge McKinney and Richard Britt.

Exhibit 4. The Stock Purchase Agreement dated October 28, 2002, Talmadge McKinney and Joseph Risk.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 7, 2002

/s/
-------------------------
Talmadge  McKinney


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